# SEC Schedule 13G/A (Amendment No. 10) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Wayfair Inc., CIK 0001616707
CUSIP: 94419L101
Title of class of securities: Class A Common Stock
Address of issuer's principal executive offices: 4 Copley Place, Boston, Massachusetts (MA), 02116
Date of event which requires filing of this statement: 12/31/2024
Filed pursuant to Rule 13d-1(d)
Amends the filing with accession number 0001620052-23-000003
Filed by CIK 0001620052

## Reporting persons
- Steven Conine: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 11,672,207; shared voting power 22,857; sole dispositive power 11,672,207; shared dispositive power 22,857; aggregate amount beneficially owned 11,695,064 (10.5% of the class)

## Item 1. Issuer
Name of issuer: Wayfair Inc.
Address of issuer's principal executive offices: 4 Copley Place, Boston, MA, 02116

## Item 2. Person Filing
Name of person filing: Steven Conine
Address of principal business office or, if none, residence:
4 Copley Place
Boston, MA 02116
Citizenship: U.S. citizen

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
This Amendment No. 10 to Schedule 13G is filed with respect to the Class A Common Stock, $0.001 par value per share, of the Issuer (the "Class A Common Shares"), but also relates to the Class B Common Stock, $0.001 par value per share (the "Class B Common Shares"), of the Issuer that may be converted on a one-for-one basis into Class A Common Shares as further described below.

The amount beneficially owned by the Reporting Person includes: (i) 619,073 Class A Common Shares directly held by the Reporting Person, (ii) 10,473,304 Class B Common Shares directly held by the Reporting Person, (iii) 579,830 Class A Common Shares held by the Conine Family Foundation, of which the Reporting Person's spouse is President, and (iv) 22,857 Class A Common Shares held by SK Ventures LLC, of which the Reporting Person is a member.

Each Class B Common Share is convertible at any time at the option of the Reporting Person into one Class A Common Share. In addition, each Class B Common Share will automatically convert into one Class A Common Share (a) upon transfer thereof, subject to certain exceptions, (b) upon the date on which the outstanding Class B Common Shares represent less than 10% of the aggregate number of shares of the then outstanding Class A Common Shares and Class B Common Shares, in the aggregate, or (c) in the event that holders of at least sixty six and two-thirds percent of the then outstanding Class B Common Shares elect to convert all such Class B Common Shares into Class A Common Shares.
Percent of class:
The ownership percentage above is based on an aggregate of 111,235,885 Class A Common Shares, consisting of (i) 100,762,581 Class A Common Shares outstanding as of December 31, 2024 and (ii) 10,473,304 Class A Common Shares issuable upon conversion of the 10,473,304 Class B Common Shares (on a one-for-one basis) directly held by the Reporting Person as of December 31, 2024.

10.5
Sole power to vote or to direct the vote: The Reporting Person has the sole power to vote or to direct the vote with respect to (i) 1,198,903 Class A Common Shares, consisting of 619,073 Class A Common Shares directly held by the Reporting Person and 579,830 Class A Common Shares held by the Conine Family Foundation, of which the Reporting Person's spouse is President, and (ii) 10,473,304 Class B Common Shares directly held by the Reporting Person.
Shared power to vote or to direct the vote: The Reporting Person has shared power to vote or to direct the vote with respect to 22,857 Class A Common Shares.
Sole power to dispose or to direct the disposition: The Reporting Person has sole power to dispose or to direct the disposition of (i) 1,198,903 Class A Common Shares, consisting of 619,073 Class A Common Shares directly held by the Reporting Person and 579,830 Class A Common Shares held by the Conine Family Foundation, of which the Reporting Person's spouse is President, and (ii) 10,473,304 Class B Common Shares directly held by the Reporting Person.
Shared power to dispose or to direct the disposition: The Reporting Person has shared power to dispose or to direct the disposition of 22,857 Class A Common Shares.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Signatures
- Steven Conine: /s/ Steven Conine, Steven Conine / Co-Founder (02/13/2025)